UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒    Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐    No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐    No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

EXTRACT OF ITEMS (1) AND (2) OF THE MINUTES OF THE 36TH

MEETING OF THE BOARD OF DIRECTORS, HELD ON NOVEMBER 12, 2013

In my role as secretary of the meeting of the Board of Directors, I CERTIFY that items (1) and (2) of the Agenda of the 36th Meeting of the Board of Directors of Oi S.A., held on November 12, 2013, at 5 p.m., at Praia de Botafogo, No. 300, 11th floor, suite 1101, Botafogo, in the City and State of Rio de Janeiro, read as follows:

“With respect to item (1) of the Agenda, Mr. Zeinal Bava presented to the Board the highlights of the third quarter results and turned the floor to Mr. Bayard De Paoli Gontijo, who proceeded to present the Third Quarter Financial Statements of the Company and respond to questions and explained that the release of such financial statements should occur today, after the close of trading.”

“With respect to item (2) of the Agenda, the Board accepted the resignation tendered on October 31, 2013, by Mr. Alcinei Cardoso Rodrigues, as Mr. Carlos Augusto Borges’s alternate on the board of directors. Immediately thereafter, pursuant to article 150 of Law No. 6,404/76, the Board Members unanimously approved the nomination of Mr. Emerson Tetsuo Miyazaki, Brazilian, single, business administrator, holder of identity card No. 2.537.078, issued by SSP/DF, registered with the individual taxpayers’ registry (CPF/MF) under No. 703.190.571-00, resident of Brasília, Federal District, with commercial address at SCN, Quadra 02, Bloco A, 11th floor, Edifício Corporate Financial Center, CEP 70.712-900, to the position of alternate member of the Board of Directors of the Company through the completion of the term ending with the Ordinary General Shareholders’ Meeting of 2014. The member-elect declared not to be involved in any of the crimes defined by law that would prevent him from exercising the position for which he was elected and provided the declaration pursuant to paragraph 4 of article 147 of Law No. 6,404/76.”

A majority of the members of the Board of Directors was present and signed the minutes as follows: José Mauro M. Carneiro da Cunha; Antonio Cardoso dos Santos; Armando Galhardo N. Guerra Junior; Rafael Cardoso Cordeiro; Renato Torres de Faria; Alexandre Jereissati Legey; Cristiano Yazbek Pereira; José Valdir Ribeiro dos Reis; Shakhaf Wine; Fernando Marques dos Santos; Marcelo Almeida de Souza (alternate); and Emerson Tetsuo Miyazaki (alternate).

Rio de Janeiro, November 12, 2013.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2013

OI S.A.

By:	/s/ Bayard de Paoli Gontijo

Name: Bayard de Paoli Gontijo Title: Chief Financial Officer